UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended February 29, 2004

Commission file number 1-13873

STEELCASE INC. RETIREMENT PLAN

Steelcase Inc.

901 44th Street SE
Grand Rapids, Michigan 49508

Reference is hereby made to the Financial Statements attached hereto, which begin on page 3.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Steelcase Inc. Retirement Plan

Date: August 23, 2004	By:	/s/ James P. Keane
James P. Keane
Senior Vice President, Chief Financial Officer Steelcase, Inc.

Steelcase Inc. Retirement Plan

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits -
February 29, 2004 and February 28, 2003	4
Statement of Changes in Net Assets Available for Benefits -
Year Ended February 29, 2004	5
Notes to Financial Statements	6 - 12

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
February 29, 2004	13 - 18

Exhibit Index	19
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator of Steelcase Inc.
     Retirement Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Steelcase Inc. Retirement Plan (formerly Steelcase Inc. Employees’ Profit-Sharing Retirement Plan) (the Plan) as of February 29, 2004 and February 28, 2003, and the related statement of changes in net assets available for benefits for the year ended February 29, 2004. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 29, 2004 and February 28, 2003, and changes in net assets available for benefits for the year ended February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of and for the year ended February 29, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the plan administrator. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP
Grand Rapids, Michigan
July 25, 2004

Steelcase Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	February 29, 2004	February 28, 2003
Investments:
Mutual funds and common/collective trust funds	$1,024,656,860	$627,684,430
Money market funds	128,997,329	223,943,737
U.S. government securities	106,235,987	157,436,356
Corporate bonds	118,991,784	192,986,632
Common stock	—	74,272,040
Contract with insurance company	3,417,975	3,832,624
Steelcase Inc. common stock	637,249	322,636
Participant loans	19,569,300	24,351,428

Total investments	1,402,506,484	1,304,829,883
Cash	5,162,561	75,000
Accrued investment income	2,642,791	4,212,365
Investment transaction pending settlement	(3,339,081)	4,024,818
Company contribution receivable	16,297,545	19,016,567
Cash surrender value of life insurance
(face amount $87,188,657 and $108,577,416)	17,744,639	19,628,800

Net Assets Available for Benefits	$1,441,014,939	$1,351,787,433

See accompanying notes to financial statements.

Steelcase Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits

February 29,
Year ended	2004
Additions
Contributions:
Company contributions	$12,160,433
Participant contributions	19,002,552
Rollovers	258,507
Investment income (loss):
Net appreciation in market value	182,111,688
Interest on corporate bonds	10,972,838
Dividends from mutual funds	13,335,559
Interest on U.S. government securities	7,053,013
Insurance proceeds	5,381,802
Interest on money market	1,523,577
Dividends on stocks	1,519,458
Interest earned on participant loans	1,215,304
Decrease in cash surrender value of life insurance	(1,884,161)

Total Additions	252,650,570

Deductions
Benefits paid to participants	160,895,615
Insurance premiums	1,043,462
Administrative expenses	1,483,987

Total Deductions	163,423,064

Net increase (decrease)	89,227,506
Net Assets Available for Benefits, beginning of year	1,351,787,433

Net Assets Available for Benefits, end of year	$1,441,014,939

See accompanying notes to financial statements.

Steelcase Inc. Retirement Plan

Notes to Financial Statements

1.	Plan Description	General

Effective the close of business on February 28, 2003, the Steelcase Inc. 401(k) Retirement Plan and the Steelcase Inc. Employees’ Money Purchase Plan merged into the Steelcase Inc. Employees’ Profit-Sharing Retirement Plan. The name then changed to the Steelcase Inc. Retirement Plan (Plan). The following description of the Plan provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan where participants have accounts in at least one of three account categories: 1) 401(k); 2) Profit-Sharing; and 3) Nondiscretionary. It covers primarily all employees of the North America business unit of Steelcase Inc. (Company) and certain other affiliates, divisions and locations of the Company that participate in the Plan and provides for benefits upon termination of employment, death or disability. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

     401(k) - Participants may elect to defer to the Plan, on a pre-tax basis, specified maximum amounts of eligible compensation as defined in the Plan. Participants may also elect to contribute an amount equal to pre-tax elective deferrals, as selected by the participant, under BenefitSystems, a cafeteria plan established and maintained by the Company. Additionally, participants may contribute amounts representing distributions from other qualified plans.

     Certain participating affiliates, divisions and locations may make matching contributions at their discretion on behalf of their participants, at the level and under the conditions determined by them each year.

     Profit-Sharing - Contributions are made at the discretion of the Company. For the fiscal 2004 plan year, profit-sharing

Steelcase Inc. Retirement Plan

Notes to Financial Statements

contributions were made at some locations.

     Nondiscretionary - Company contributions are required to be 5% of the eligible compensation of participants at select locations annually.

Participant Accounts

Participants may direct all or part of their account to be invested in various investment options offered by the Plan. Earnings, net gains and losses, and administrative expenses are allocated daily to the accounts of participants based on the number of units of each individual investment in the participants’ accounts.

     401(k) - Pre-tax elective deferral contributions are allocated to the participants’ accounts on a weekly, bi-weekly or monthly basis. Matching contributions are allocated as soon as administratively feasible. Transfers between investment funds can be made on a daily basis.

     Profit-Sharing - Profit-sharing contributions are allocated to the accounts of participants based on the ratio that the eligible compensation of each participant at the location making the contribution bears to the total eligible compensation of all participants at that location. Transfers between investment funds can be made once per calendar quarter.

     Participants at select locations who have been employed by the Company for at least three years may also elect to purchase life insurance from profit-sharing contributions allocated to their account, subject to certain limitations.

     Nondiscretionary - Nondiscretionary contributions are allocated to the accounts of the eligible participants on behalf of whom those contributions are made. Transfers between investment funds can be made once per calendar quarter.

Vesting

     401(k) - Pre-tax elective deferral and matching contributions to 401(k) accounts vest immediately.

     Profit-Sharing and Nondiscretionary - A participant’s profit-sharing and nondiscretionary vested percentage is determined as follows:

Steelcase Inc. Retirement Plan

Notes to Financial Statements

Vested
Years of vesting service	percentage
Less than 3	0%
3 but less than 4	20
4 but less than 5	40
5 but less than 6	60
6 but less than 7	80
7 or more	100

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of the participant’s account, regular installments (not less frequent than annual), a partial distribution, an annuity purchased equal to the value of the participant’s account or a transfer into another qualified retirement plan or IRA. Limited in-service distributions are also available for participants who experience a hardship, as defined in the Plan, or reach age 59 ½.

Forfeitures

Forfeitures apply to profit-sharing and nondiscretionary accounts. Primarily, forfeited amounts are applied to reduce subsequent Company contributions. At February 29, 2004 and February 28, 2003, forfeited nonvested accounts totaled $1,575,158 and $2,584,147, respectively.

Participant Loans

Participant loans apply only to 401(k) (including matching), profit-sharing, rollover and post-tax (if any) accounts. Participants may, with the consent of the plan administrator,

Steelcase Inc. Retirement Plan

Notes to Financial Statements

borrow up to 50% of their vested account balance or $15,000 ($50,000 for loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at 5.00% - 10.50%. The loans are repaid ratably through payroll deductions over a period of four and one-half years or less. Loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan must be repaid in five years or less, except that a loan used to purchase the principal residence of the participant may be repaid over a longer term. Interest earned on participant loans is allocated to the respective investment funds in accordance with participant elections for current contributions.

2.	Significant Accounting Policies	Basis of Accounting The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Concentrations of Risk

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation

Investments in mutual funds, common/collective trust funds,

Steelcase Inc. Retirement Plan

Notes to Financial Statements

money market funds, government securities, corporate bonds and common stock are stated at fair value based on quoted market prices. The CIGNA Charted Guaranteed Long-Term Account is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less any withdrawals. Participant loans are stated at cost, which approximates fair value.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan, as allowed. Administrative expenses totaled $1,483,987 for the year ended February 29, 2004.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments	At the end of the fiscal 2003 plan year, the Company added new asset managers in order to minimize risk and maximize the potential return for participants. Fifth Third Bank continues to manage a portion of the assets and is the trustee for the plan. As a result of the change in managers, the asset mix also changed. However, there was no change in the four available asset categories (Balanced, General, Long-Term Growth and Money Market) provided to participants.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of February 29, 2004:

	February 29,		February 28,
	2004		2003

Mutual Funds:
Fifth Third Equity Index Fund	$52,389,129	*	$219,403,627
Fifth Third Short Term Bond Fund	40,270,198	*	146,173,212
Fifth Third Small Cap Growth Fund	2,736,532	*	74,578,735
Common/Collective Funds:
Fifth Third Equity Index Fund	240,536,300		219,403,627
NTGI-QM Collective Daily Aggregate
Bond Index Fund	133,877,456		—
Fifth Third Small/Mid Cap Core Fund	73,361,034		74,578,735

Steelcase Inc. Retirement Plan

Notes to Financial Statements

Fifth Third Short Term Bond
Collective Fund	57,585,811	*	146,173,212
Money Market Funds:
Fifth Third Institutional Money
Market Fund	113,822,336		—
Fifth Third Prime Money Market Fund	15,174,993	*	223,943,737

* Less than 5%

During the fiscal 2004 plan year, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

February 29,
Year ended	2004
Common/collective fund	$134,665,119
Mutual funds	47,071,152
Common stock of Steelcase Inc.	199,242
Insurance contract	176,175

Net appreciation in market value	$182,111,688

4.	Related Party Transactions	Investments in money market funds and certain mutual funds are managed by Fifth Third Bank, trustee of the Plan. Certain common/collective trust funds are managed by Bank of New York, custodian of the Plan. These transactions qualify as party-in-interest transactions and are exempt under the provisions of Prohibited Transaction Exemption #77-4.

5.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the assets are to be used for the payment of all debts of the Plan and any remaining funds or property shall be vested completely in the participants’ accounts and distributed among them as they become eligible under the provisions of the Plan.

6.	Income Tax Status	The Internal Revenue Service has determined and informed the plan administrator in a letter dated March 28, 1997, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The merged plan requested a determination letter from the Internal

Steelcase Inc. Retirement Plan

Notes to Financial Statements

Revenue Service as to its continuing tax qualified status and is now awaiting approval. Although the Plan has been amended since receiving the original determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Steelcase Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-0819050
Plan Number: 001

February 29, 2004

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Mutual Funds (Units)
	Baron Growth Fund	431,735.339	**	$16,168,489
	Delaware Pooled Trust	2,391,097.998	**	27,928,025
*	Fifth Third Disciplined Large Value Fund Inst	396,922.535	**	5,453,716
*	Fifth Third Equity Index Fund Inst	2,395,479.150	**	52,389,129
*	Fifth Third Intermediate Bond Fund Inst	1,643,384.947	**	16,795,394
*	Fifth Third International Equity Fund Inst	150,207.500	**	1,448,000
*	Fifth Third Mid Cap Growth Fund Inst	154,273.781	**	2,164,461
*	Fifth Third Multi-Cap Value Fund Inst	49,387.646	**	1,178,389
*	Fifth Third Quality Growth Fund Inst	326,654.559	**	5,321,202
*	Fifth Third Short Term Bond Fund Inst	4,134,517.201	**	40,270,198
*	Fifth Third Small Cap Growth Fund Inst	158,639.524	**	2,736,532
	Growth Fund of America	1,080,535.972	**	27,726,553
	Templeton Foreign Fund A	1,410,366.037	**	15,683,270
	Van Kampen Corporate Bond Fund A	1,922,049.609	**	13,108,378
	Van Kampen Emerging Growth Fund A	1,656,729.471	**	61,199,587
	Vanguard Windsor Ii Admiral	357,541.228	**	17,691,140

	Total Mutual Funds			307,262,463

	Common/Collective Trust Funds (Units)
*	The Bank of New York Collective Short-
	Term Invest Fd Non-Disc	3,124.070	**	3,124
	Wells Fargo High Yield Bond Fund	2,633,588.394	**	28,717,174
	The Boston Co - Emerging Mkts Equity Fund	1,255,056.334	**	28,731,326
	EAFE Plus - JP Morgan Chase Bank	4,827,539.089	**	61,116,645
	US Real Estate - JP Morgan Chase Bank	1,657,985.759	**	33,806,330
	Montgomery US Core Fixed Income Fund	5,747,403.441	**	59,659,197
	NTGI-QM Collective Daily Aggregate Bond
	Index Fund	431,784.760	**	133,877,456
*	Fifth Third Equity Index Fund	10,938,440.182	**	240,536,300
*	Fifth Third Short Term Bond Collective Fund	5,858,170.000	**	57,585,811

Steelcase Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 29, 2004

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
*	Fifth Third Small/Mid Cap Core Fund	4,233,181.415	**	$73,361,034

	Total Common/Collective Trust Funds			717,394,397

	Total Mutual Funds and Common/Collective Trust
	Funds			1,024,656,860

	Money Market Funds (Units)
*	Fifth Third Prime Money Market Fund Inst	15,174,993.110	**	15,174,993
*	Fifth Third Institutional Money Mkt Fund	113,822,336.260	**	113,822,336

	Total Money Market Funds			128,997,329

	U.S. Government Securities (Par Value)
	Federal Home Ln Bks 2.5000% Due 03/15/06
	Issued 01/21/03	6,150,000.000	**	6,232,641
	Federal Home Ln Bks 3.8750% Due 08/22/08
	Issued 08/22/03	2,285,000.000	**	2,332,842
	Federal Home Ln Bks 4.5000% Due 09/16/13
	Issued 09/22/03	5,700,000.000	**	5,744,531
	Federal Home Ln Bks 3.6250% Due 11/14/08
	Issued 10/27/03	1,925,000.000	**	1,961,695
	Federal Home Ln Mtg Corp 7.2200% Due
	6/14/06 Issued 06/14/96	3,250,000.000	**	3,632,891
	Federal Home Ln Mtg Corp 5.7500% Due
	04/15/08 Issued 04/09/98	380,000.000	**	421,681
	Federal Natl Mtg Assn Deb 5.6250% Due
	05/14/04 Issued 05/10/99	6,875,000.000	**	6,939,453
	Federal Natl Mtg Assn Deb 6.3750% Due
	06/15/09 Issued 06/08/99	375,000.000	**	428,555
	Federal Natl Mtg Assn 6.6250% Due 09/15/09
	Issued 09/01/99	500,000.000	**	578,281
	Federal Natl Mtg Assn 7.2500% Due 01/15/10
	Issued 01/14/00	9,500,000.000	**	11,340,625
	Federal Natl Mtg Assn 6.0000% Due 05/15/11
	Issued 05/25/01	1,200,000.000	**	1,352,250

Steelcase Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 29, 2004

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Federal Natl Mtg Assn M/T/N 6.4800% Due
	06/28/04 Issued 06/25/97	5,750,000.000	**	$5,851,315
	Federal Natl Mtg Assn Pool # 685315
	5.5000% Due 02/01/33 Issued 02/01/03	13,258,777.913	**	13,574,602
	United States Treas Nts 6.0000% Due 08/15/09
	Issued 08/15/99	900,000.000	**	1,032,188
	United States Treas Nts 5.7500% Due 08/15/10
	Issued 08/15/00	1,600,000.000	**	1,822,500
	United States Treas Nts 5.0000% Due 08/15/11
	Issued 08/15/01	3,175,000.000	**	3,465,711
	United States Treas Nts 3.5000% Due 11/15/06
	Issued 11/15/01	1,900,000.000	**	1,974,813
	United States Treas Nts 7.8750% Due 11/15/04
	Issued 11/15/94	1,000,000.000	**	1,047,500
	United States Treas Nts 4.3750% Due 05/15/07
	Issued 05/15/02	6,375,000.000	**	6,795,352
	United States Treas Nts 4.3750% Due 08/15/12
	Issued 08/15/02	2,850,000.000	**	2,972,016
	United States Treas Nts 1.5000% Due 02/28/05
	Issued 02/28/03	750,000.000	**	752,578
	United States Treas Nts 2.3750% Due 08/15/06
	Issued 08/15/03	4,350,000.000	**	4,401,656
	United States Treas Nts 4.2500% Due 08/15/13
	Issued 08/15/03	1,675,000.000	**	1,716,875
	United States Treas Nts 2.0000% Due 08/31/05
	Issued 09/02/03	14,780,000.000	**	14,918,562
	United States Treas Nts 1.6250% Due 09/30/05
	Issued 09/30/03	1,900,000.000	**	1,906,531
	United States Treas Nts 3.1250% Due 10/15/08
	Issued 10/15/03	275,000.000	**	278,437
	United States Treas Nts 3.3750% Due 11/15/08
	Issued 11/15/03	2,700,000.000	**	2,759,906

	Total U.S. Government Securities			106,235,987

Steelcase Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 29, 2004

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Corporate Bonds (Par Value)
	American Express Cr Corp 3.0000% Due
	05/16/08 Issued 05/16/03	4,275,000.000	**	$4,250,547
	Assoc Corp of N Amer 7.5000% Due 05/10/06
	Issued 05/10/96	975,000.000	**	1,087,223
	Bank Amer Corp 6.2500% Due 04/15/12 Issued
	04/22/02	2,375,000.000	**	2,666,555
	Bank Amer Corp 3.8750% Due 01/15/08 Issued
	11/26/02	1,000,000.000	**	1,031,000
	Bank One Tex N A M/T/N 6.2500% Due
	02/15/08 Issued 02/26/98	2,375,000.000	**	2,642,948
	Bank One Corp 6.0000% Due 08/01/08 Issued
	08/08/01	1,625,000.000	**	1,806,350
	Bank Of America Corp 6.6250% Due 06/15/04
	Issued 06/15/99	3,100,000.000	**	3,148,484
	Bear Stearns Cos Inc 5.7000% Due 01/15/07
	Issued 01/15/02	2,595,000.000	**	2,816,769
	Bottling Group LLC 5.0000% Due 11/15/13
	Issued 11/17/03	2,225,000.000	**	2,290,359
	Cit Group Inc Medium Term Sr 4.7500% Due
	12/15/10 Issued 12/09/03	1,625,000.000	**	1,670,890
	Caterpillar Inc 7.2500% Due 09/15/09 Issued
	09/17/99	600,000.000	**	707,562
	Citigroup Inc 7.2500% Due 10/01/10 Issued
	10/11/00	5,200,000.000	**	6,133,192
	Conoco Funding Co 6.3500% Due 10/15/11
	Issued 10/11/01	5,200,000.000	**	5,911,932
	Countrywide Home Lns Inc M/T/N 5.6250%
	Due 05/15/07 Issued 05/17/02	4,000,000.000	**	4,338,000
	Credit Suisse First Boston USA 6.5000% Due
	01/15/12 Issued 01/11/02	1,600,000.000	**	1,807,728
	Credit Suisse First Boston USA 5.7500% Due
	04/15/07 Issued 04/08/02	3,200,000.000	**	3,482,720
	Fmr Corp 4.7500% Due 03/01/13 Issued
	02/27/03	2,575,000.000	**	2,591,738

Steelcase Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 29, 2004

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value

	First Tenn Bk Natl Assn 4.6250% Due 05/15/13
	Issued 05/01/03	2,625,000.000	**	$2,629,174
	Geico Corp Nt 7.5000% Due 04/15/05 Issued
	04/24/95	4,050,000.000	**	4,306,892
	General Elec Cap Corp 8.7500% Due 05/21/07
	Issued 05/21/90	2,120,000.000	**	2,522,630
	General Elec Cap Corp M/T/N 8.1250% Due
	04/01/08 Issued 04/14/94	1,300,000.000	**	1,540,760
	General Elec Cap Corp M/T/N 3.5000% Due
	05/01/08 Issued 05/02/03	2,600,000.000	**	2,636,348
	General Elec Cap Corp M/T/N 2.7500% Due
	09/25/06 Issued 09/17/03	1,625,000.000	**	1,643,027
	Goldman Sachs Inc 6.6000% Due 01/15/12
	Issued 01/10/02	3,625,000.000	**	4,113,976
	Goldman Sachs Inc 5.2500% Due 04/01/13
	Issued 03/31/03	375,000.000	**	386,115
	Household Fin Corp 7.0000% Due 05/15/12
	Issued 05/22/02	3,200,000.000	**	3,717,248
	J P Morgan Chase Coml Mtg Secs 5.2550% Due
	07/12/35 Issued 08/01/03	2,075,000.000	**	2,180,632
	Keycorp New 7.5000% Due 6/15/06 Issued
	06/10/96	1,410,000.000	**	1,577,734
	Lehman Brothers Inc 3.5000% Due 08/07/08
	Issued 07/28/03	2,500,000.000	**	2,524,075
	Lehman Brothers Inc 6.5000% Due 04/15/08
	Issued 04/20/98	750,000.000	**	838,065
	Mellon Bk N A 7.0000% Due 03/15/06 Issued
	03/18/96	400,000.000	**	442,200
	Merrill Lynch & Co Inc M/T/N 3.9287% Due
	05/22/06 Issued 05/22/01	2,425,000.000	**	2,441,636
	Morgan Stanley 5.3000% Due 03/01/13 Issued
	02/26/03	3,425,000.000	**	3,571,632
	Morgan Stanley 4.2500% Due 05/15/10 Issued
	05/07/03	2,375,000.000	**	2,415,256

Steelcase Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 29, 2004

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value

	National Re Corp Sr Nt 8.8500% Due 01/15/05
	Issued 01/19/95	1,550,000.000	**	$1,645,217
	National City Bk Cleveland 4.6250% Due
	05/01/13 Issued 05/08/03	2,600,000.000	**	2,593,032
	Norfolk & Westn Ry Co 8.1250% Due 11/15/04
	Issued 11/15/89	1,875,000.000	**	1,961,831
	Northern Tr Co M/T/N 7.5000% Due 02/11/05
	Issued 02/11/00	5,950,000.000	**	6,278,321
	Shawmt Bank N A M/T/N 8.6250% Due
	02/15/05 Issued 02/14/95	6,175,000.000	**	6,617,933
	U S Bk Natl Assn Minneapolis 5.7000% Due
	12/15/08 Issued 12/16/98	1,600,000.000	**	1,759,776
	Verizon Fla Inc 6.1250% Due 01/15/13 Issued
	10/01/02	3,425,000.000	**	3,719,995
	Wachovia Corp New 5.6250% Due 12/15/08
	Issued 12/21/98	2,850,000.000	**	3,107,754
	Wells Fargo & Co 6.6250% Due 07/15/04
	Issued 07/28/99	975,000.000	**	994,120
	Wells Fargo & Co New 3.5000% Due 4/4/08
	Issued 03/25/03	2,400,000.000	**	2,442,408

	Total Corporate Bonds			118,991,784

	CIGNA Chartered Guaranteed Long-Term Account
	(Contract Value)	115,525.192	**	3,417,975

	Steelcase Inc. Common Stock (Shares)	45,195.000	**	637,249

*	Participant Loans (Cost)	5.00-10.50%	—	19,569,300

	Total Investments			$1,402,506,484

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm